Mail Stop 3561

      							October 12, 2005

Mr. Robert Medlin
Acting Chief Financial Officer
Intelsat Ltd.
Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

	Re:	Intelsat Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005

		Form 10-Q for the Fiscal Quarters Ended June 30, 2005
      File No. 0-50262

Dear Mr. Medlin:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents or address the comments in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

Adjusted EBITDA, page 66

1. We note that Adjusted EBITDA is a covenant measure defined by your credit agreement dated January 28, 2005. In future filings please revise to present this measure and the discussion of this measure in your liquidity discussion. Also, present the required Adjusted EBITDA amounts included in covenants.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please revise to identify the independent registered public accounting firm.

Consolidated Statement of Cash Flows, page F-6

3. Please tell us, citing accounting literature used, why you include deferred satellite performance incentives in cash flows from financing activities.

Note 19 Contingencies, page F-33
(b) Litigation and claims, page F-33

4. We note on your Form 8-K filed on March 16, 2005 that "Subsequent to the issuance of its earnings release dated March 3, 2005, the Company updated its results to include the effect of a $1.7 million judgment in favor of certain of its former employees in respect of certain wrongful termination and related claims." We also note that you do not disclose the $1.7 million judgment in your notes to your financial statements. Tell us and disclose in future filings all instances for which material reserves are required in accordance with
SFAS 5 and FIN 45.

Note 20 Business segment and geographic location, page F-35

5. We note on page 60 of your Results of Operations that you disclose
a table that sets forth revenue by service commitment type. In future filings please disclose revenues from external customers for each service or group of similar services as required by paragraph
37
of SFAS 131.

Note 25 Quarterly Financial Information - Unaudited

6. Tell us why operating income (loss) was particularly low in the quarter ended December 31, 2003 and 2004. In future filings, disclose any seasonality or trend regarding quarterly financial information presented.


Form 10-Q for the Fiscal Quarters ended June 30, 2005

Results of Operations, page 22
Selling, General and Administrative, page 26

7. We note that the increase in selling, general and
administrative
expenses was primarily due to increases in professional fees of
$46.2
million, incurred mainly in connection with the Acquisition Transaction. We also note on page 62 of your Form 20-F for the Fiscal Year Ended December 31, 2004 that the increase in selling, general and administrative expenses was due primarily to increases in professional fees of $11.9 million mainly due to the acquisition of yourself by Intelsat Holdings. Tell us why you recorded cost related to Intelsat Holdings acquisition of yourself (pre and post acquisition) in SG&A expense. Tell us why these costs were not used to establish a new accounting basis of your company. Refer to your basis in accounting literature.

Note 7 Satellite developments, page 13

8. We note that you have entered into a revenue share agreement with
New Skies Satellites N.V. for alternate capacity provided to certain customers. Please tell us and disclose in future filings more about this revenue share agreement and how you recognize revenue and expenses pursuant to this agreement. Refer to your basis in accounting literature.

Note 15 Related party transactions, page 20
(c) Ownership by management, page 21

9. Tell us and disclose in future filings what percentage of Intelsat
Holdings is owned by management and their affiliates. Tell us how you considered paragraph 4 of SFAS 57.



*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Robert Medlin
Intelsat, Ltd.
October 12, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE